                                                                                                    Exhibit 99.2

Summary Consolidated Statements of Operations(1)

                                                Three months ended September 28,    Nine months ended September 28,
                                                           2002             2003             2002              2003
(Amounts in thousands except per share data)                EUR              EUR              EUR               EUR
--------------------------------------------------------------------------------------------------------------------

                                    Net sales           351,540          370,067        1,139,046         1,017,227
                                Cost of sales           258,099          276,631          812,800           798,449
--------------------------------------------------------------------------------------------------------------------
                        Gross profit on sales            93,441           93,436          326,246           218,778

               Research and development costs            75,503           66,469          233,542           224,432
             Research and development credits            (6,095)          (4,653)         (19,483)          (13,787)
 Selling, general and administrative expenses            69,585           50,318          202,525           166,273
                       Restructuring expenses                 -                -                -            24,485
--------------------------------------------------------------------------------------------------------------------
                               Total expenses           138,993          112,134          416,584           401,403

      Operating income (loss) from continuing
                                   operations           (45,552)         (18,698)         (90,338)         (182,625)

               Interest income (expense), net            (8,323)          (8,395)         (30,856)          (24,824)
--------------------------------------------------------------------------------------------------------------------

Income (Loss) from continuing operations before
                                 income taxes           (53,875)         (27,093)        (121,194)         (207,449)
Benefits from (provision for) income taxes on
            income from continuing operations            18,264            9,520           39,509            67,235
--------------------------------------------------------------------------------------------------------------------

 Net income (loss) from continuing operations           (35,611)         (17,573)         (81,685)         (140,214)

            Loss from discontinued operations
                            before income tax           (37,972)         (21,369)(2)     (116,021)          (59,026)(3)
   Benefits from income taxes on discontinued
                                   operations            13,594            8,441           39,594            23,316
--------------------------------------------------------------------------------------------------------------------
        Net loss from discontinued operations           (24,378)         (12,928)         (76,427)          (35,710)

                            Net income (loss)           (59,989)         (30,501)        (158,112)         (175,924)

  Basic net income (loss) per ordinary share:             (0.12)           (0.06)           (0.33)            (0.36)
Diluted net income (loss) per ordinary share:             (0.12)           (0.06)           (0.33)            (0.36)

Number of ordinary shares used in computing per share amounts (in thousands):
                                       Basic            482,163          482,225          475,019           482,197
                                      Diluted           482,163          482,225          475,019           482,197




(1) Except for balance sheet data as of December 31,2002, all figures are unaudited
(2) Includes operating loss of EUR 11 million for Thermal and restructuring and one time charges of EUR 10 million for Thermal
(3) Includes operating loss of EUR 29 million for Track and Thermal and restructuring and one time charges of EUR 30 million for Track and Thermal on impairment of assets, contract termination costs and severance pay


Ratios and Other Data1
                                                Three months ended September 28,    Nine months ended September 28,
                                                           2002             2003             2002              2003
--------------------------------------------------------------------------------------------------------------------

Gross profit on sales of continuing operations
                         as a % of net sales               26.6             25.2             28.6              21.5
      Operating income (loss) from continuing
               operations as a % of net sales             (13.0)            (5.1)            (7.9)            (18.0)
 Net income (loss) from continuing operations
                          as a % of net sales             (10.1)            (4.7)            (7.2)            (13.8)
  Shareholders' equity as a % of total assets              42.7             36.1             42.7              36.1
                 Sales of new systems (units)                34               28              107             83
                Sales of used systems (units)                 2                6                7                25
               Sales of systems total (units)                36               34              114               108
         Backlog Sales of new systems (units)               124               80              124                80
        Backlog Sales of used systems (units)                 5               11                5                11
       Backlog Sales of systems total (units)               129               91              129                91
 Number of employees in continuing operations             6,073            5,218            6,073             5,218
Number of employees in discontinued operations              703              408              703               408
                    Number of employees total             6,776            5,626            6,776             5,626


Summary Consolidated Balance Sheets(1)

                                                        Dec 31,        March 30,         June 30,     September 28,
                                                           2002             2003             2003              2003
(Amounts in thousands)                                      EUR              EUR              EUR               EUR
--------------------------------------------------------------------------------------------------------------------
  ASSETS
                    Cash and cash equivalents           668,760          688,297        1,249,905         1,103,848
                     Accounts receivable, net           556,664          434,898          323,444           301,129
                             Inventories, net           730,025          778,547          733,738           675,582
                               Current assets           353,801          353,896          151,650           154,496
                         Assets held for sale           106,094           93,057           77,065            76,699
--------------------------------------------------------------------------------------------------------------------
                         Total current assets         2,415,344        2,348,695        2,535,802         2,311,754

                           Deferred tax asset           314,795          343,975          360,188           378,636
                                 Other assets            61,757           60,316           67,445            71,294
                            Intangible assets            14,069           13,510           12,940            15,503
                Property, plant and equipment           495,723          475,531          437,120           392,907
--------------------------------------------------------------------------------------------------------------------
                                 Total assets         3,301,688        3,242,027        3,413,495         3,170,094
  LIABILITIES AND SHAREHOLDERS' EQUITY
                          Current liabilities           686,683          749,409          650,767           559,397
                    Liabilities held for sale            66,091           54,296           49,518            58,460
               Convertible subordinated bonds         1,064,040        1,038,476        1,354,464         1,224,018
      Long term debt and deferred liabilities           169,358          166,832          184,497           184,729
                         Shareholders' equity         1,315,516        1,233,014        1,174,249         1,143,490
--------------------------------------------------------------------------------------------------------------------
   Total liabilities and Shareholders' equity         3,301,688        3,242,027        3,413,495         3,170,094


Summary Consolidated Statements of Cash Flows(1)

                                                Three months ended September 28,    Nine months ended September 28,
                                                           2002             2003             2002              2003
(Amounts in thousands)                                      EUR              EUR              EUR               EUR
--------------------------------------------------------------------------------------------------------------------

  CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income (loss) from continuing operations           (35,611)          (17,573)         (81,685)         (140,214)
                Depreciation and amortization            48,837            45,426          132,158           111,888
             Change in assets and liabilities          (140,200)          (40,474)        (397,486)          285,980
--------------------------------------------------------------------------------------------------------------------
    Net cash provided by (used in) operating
        activities from continuing operations          (126,974)          (12,621)        (347,013)          257,654
  CASH FLOWS FROM INVESTING ACTIVITIES:
                         Capital expenditures           (32,386)          (19,168)         (93,484)          (56,283)
                   Other investing activities             1,859            17,358           13,189            37,174
--------------------------------------------------------------------------------------------------------------------
       Net cash used in investing activities
                   from continuing operations           (30,527)           (1,810)         (80,295)          (19,109)
  CASH FLOWS FROM FINANCING ACTIVITIES:
        Proceeds from issuance of convertible
                       subordinated loans,net                 -                -                -            371,450
         Redemption and/or repayment of loans              (385)         (125,502)          (4,751)         (126,191)
                 Proceeds from share issuance               896                -            25,320                 -
--------------------------------------------------------------------------------------------------------------------
     Net cash provided by (used in) financing
        activities from continuing operations               511          (125,502)          20,569           245,259
     Net cash flow from continuing operations          (156,990)         (139,933)        (406,739)          483,804
  Effect of changes in exchange rates on cash            (1,276)           (2,503)          (2,047)          (34,769)
         Net cash flow  provided by (used in)
                      discontinued operations           (36,063)           (3,621)         (93,412)          (13,947)
--------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents   (194,329)         (146,057)        (502,198)          435,088

Quarterly Summary Consolidated Statements of Operations(1)

                                                                 Three months ended,
                                                      Dec 31,   March 30,    June 30,      September
                                                         2002        2003        2003      28, 2003
----------------------------------------------------------------------------------------------------
(Amounts in millions)                                     EUR         EUR         EUR           EUR
----------------------------------------------------------------------------------------------------
                                       Net sales        819.6       318.0       329.1         370.0
                                   Cost of sales        678.3       265.2       256.6         276.6
----------------------------------------------------------------------------------------------------
                           Gross profit on sales        141.3        52.8        72.5          93.4

  Research and development costs, net of credits         84.3        75.9        73.0          61.8
    Selling, general and administrative expenses         60.7        61.0        54.9          50.3
                          Restructuring expenses            -         6.4        18.0
----------------------------------------------------------------------------------------------------
                                  Total expenses        145.0       143.3       145.9         112.1

          Operating income (loss)from continuing
                                      Operations         (3.7)      (90.5)      (73.4)        (18.7)

                  Interest income (expense), net         (5.9)       (7.0)       (9.4)         (8.4)
----------------------------------------------------------------------------------------------------
  Income (Loss)from continuing operations before
                                    Income taxes         (9.6)      (97.5)      (82.8)        (27.1)
            Provision for income taxes on income
                      From continuing operations          3.3        28.8        28.9           9.5
----------------------------------------------------------------------------------------------------
    Net income (loss) from continuing operations         (6.3)      (68.7)      (53.9)        (17.6)

           Net loss from discontinued operations        (43.4)      (13.2)       (9.6)        (12.9)

                               Net income (loss)        (49.7)      (81.9)      (63.5)        (30.5)



Quarterly Summary Ratio's and other data(1)

                                                                 Three months ended,
                                                      Dec 31,   March 30,    June 30,      September
                                                         2002        2003        2003      28, 2003
----------------------------------------------------------------------------------------------------
  Gross profit on sales of continuing operations
                             as a % of net sales         17.2        16.6        22.0          25.2
         Operating income (loss) from continuing
                  operations as a % of net sales         (0.5)      (28.5)      (22.3)         (5.1)
 Net income (loss) from continuing operations as
                                a % of net sales         (0.8)      (21.6)      (16.4)         (4.7)
     Shareholders' equity as a % of total assets         39.8        38.0        34.4          36.1
                    Sales of new systems (units)           76          27          28            28
                   Sales of used systems (units)           15           6          13             6
                  Sales of systems total (units)           91          33          41            34
            Backlog Sales of new systems (units)          103          87          56            80
           Backlog Sales of used systems (units)            7           6           6            11
          Backlog Sales of systems total (units)          110          93          62            91
   Value of backlog of new systems (EUR million)        1,077         870         653           817
  Value of backlog of used systems (EUR million)           12          19          25            42
 Value of backlog of systems total (EUR million)        1,089         889         678           859
    Number of employees in continuing operations        5,971       5,762       5,529         5,218
  Number of employees in discontinued operations          712         499         524           408
                       Number of employees total        6,683       6,261       6,053         5,626

Notes to the Summary Consolidated Financial Statements

Basis of Presentation
ASML follows accounting principles generally accepted in the United States of America ('U.S. GAAP'). Further disclosures, as required under U.S. GAAP in annual reports, are not included in the Summary Consolidated Financial Statements. The accompanying Consolidated Financial Statements are stated in thousands of euros (EUR).

Discontinued operations
During the second half of 2002, ASML adopted a plan to discontinue its Track operations and dispose of its Thermal division, as of December 31, 2002. The total related net loss from discontinued operations (net of tax) of these components for the first, second and third quarter of 2003 amount respectively to EUR 13.2 million, EUR 9.6 million and EUR 12.9 million. Assets and liabilities of discontinued operations were segregated in the accompanying consolidated balance sheets and consisted primarily of accounts receivable, inventories and fixed assets, offset by accounts payable and accrued liabilities. Prior period financial statements have been restated to reflect the impact of discontinued operations.

On July 2, 2003 ASML sold 8X and 9X product lines of the Track operation. In the second and third quarter of 2003 the Thermal operations recorded restructuring charges of EUR 8.5 million and EUR 9.7 million respectively related to impairment of assets.

ASML announced it reached a final agreement on the sale of its Thermal operations to a company controlled by U.S.-based venture capital firm, Vantage Point Venture Partners. The buyer acquired substantially all of the assets and assumed substantially all of the liabilities of ASML Thermal.

Principles of consolidation
The Consolidated Financial Statements include the accounts of ASML Holding N.V. and all of its majority-owned subsidiaries. All significant intercompany profit, transactions and balances have been eliminated in consolidation.

Recognition of revenues, income and expenses
Under the guidance set forth in SAB 101, ASML's practice is to recognize revenues based upon shipment. This guidance also resulted in ASML deferring the fair value of the installation service yet to be performed on delivered equipment. Furthermore, revenues on initial shipments of new technology systems are deferred until acceptance by the customer.

Revenues from services are recognized when performed. Revenue from prepaid service contracts is recognized over the life of the contract. Advance payments received from customers are deferred and recognized when the products have been shipped. Operating expenses and other income and expense items are recognized in the income statement as earned or incurred.

Use of estimates
The preparation of ASML's Consolidated Financial Statements in conformity with US GAAP necessarily requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.

'Safe Harbor' Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product demand and industry capacity, competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in filings with the U.S. Securities and Exchange Commission.